RAO Rosneftegazstroy

RNGS

14 Zhitnava St
Moscow
119991
Russia
Tel: + 7 (095) 238 67 00
Fax: +7 (095) 239 17 75

03 MAR 14 AM 7:21

03007537

Securities and Exchange
Commission
Division of Corporate
Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, B.C. 20549

December 10, 2002

Re: JSC Rosneftegazstroy (file# 82-4597)

SUPPL

Dear Sir or Madam!

In connection with JSC Rosneftegazstroy's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(l)(iii), enclosed herewith please find documents as specified below.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-13116, which was declared effective by the SEC on August 7,1997.

List of attached documents contains:

1. Annual Review 2001.
2. RNGS press releases (in English).

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Sincerely,

Ivan I. Mazur,
President

dw 3/20

JSC RAO Rosneftegazstroy

Annual Review



Moscow 2001

2001 Highlights of the Year

Index of 0.17 Total Lost Time Incidents per 100,000 man-days of work remains the lowest record figure in Russia

Construction of three pump stations at CPC Project is in full swing

Siberian Yurubchen Oil Field Development is going on

Melen Water Pipilne construction in Turkey is under way

Pre-qualified for Sakhali-1 and Sakhalin II projects (OPF and pipelines}

Regional social and infrastructure facilities constructioin in Russia supported by the World Bank is continuously being implemented

Has a contract awarded for rehabilitation of Shirvanovka and Kazakh Gas Pressure Reducing and Metering Stations in Azerbaijan

Funds being invested into development of promising markets in the UAE, Iran, Mongolia and India

ISO 9001 Cerification received

Participating in GAZPROM 2001 Program on rehabilitation and major overhal of trunk pipeines

Implementing a comprehensive (complex) program of dwelling premises development oin Moscow

Completed construction of waste water treatment facilities in Zelenograd Township

Prospects

YEARS	PROJECTS	POTENTIAL RNGS VALUE
2002 - 2005	Sakhalin 1 Project	$ 500 million
2002 - 2005	Sakhalin II Project	$ 900 million
2002 - 2005	Baku - Tbilisi - Cehyan Project	$ 300 million
2003 - 2005	Caspian Pipeline Consortium	$ 200 million
2003 - 2008	Kovyktinskoe field / China Line	$ 1,000 million
	TOTAL	$ 2.900 million

Message to Shareholders

Dear Shareholders,



The year 2001 will go down as one of the most important in RNGS 35 years of history. Only 12 years ago, RNGS remained a Soviet ministry; today it is fast becoming an internationally competitive contractor.

2001 marked both a change in the quantity and type of construction contracts coming onto the market as regards the implementation of large international oil and gas projects, and RNGS response to the new challenges and opportunities emerging on this market.

The Caspian Pipeline Consortium is a demanding client, expecting world-class standards of safety, quality and performance from all its contractors.

Pressed by the growing demand for contractor's services to be provided in compliance with internationally acknowledged standards, RNGS has started to embody the Organizational Restructuring Program aimed at becoming a managing engineering company capable of competing with well-known international firms while retaining our long experience and core competence in managing major Russian construction projects.

As a basis of meeting this challenge a program of providing world-class integrated engineering services has been adopted within the scope of RNGS activity.

Effectiveness of a new approach has been proved by the experience gained while implementing one of the largest Russian projects for an international client – the Caspian Pipeline Consortium (CPC).

The Caspian Pipeline Consortium is a demanding client, expecting world-class standards of safety, quality and performance from all its contractors.

Apart from execution of its main oil and gas projects in Eastern and Western Siberia, Northern Caucasia and other regions RNGS is proceeding with the work related to participation in tenders and execution of contracts on the following large internationally backed projects: the Sakhalin – I and II projects, construction of the Iraq – Afganistan – India, Baku – Ceyhan and Shakh - Deniz pipelines.

RNGS is confident that we will win a significant share of the work for these projects. To achieve this we have established contacts with international operators and contractors in order to learn to share risks as well as rewards and to adopt new working standards and practices while acquiring international project management experience.

To meet the today's business requirements we are focusing special attention on the intellectual potential of the company which may be regarded as the company's ability to control and operate information transforming it into our intellectual capital. Its growth is based on the application of intellectual systems, information technologies and resources.

The basic lines of the company's activity in the sphere of information technologies are as follows:

- knowledge accumulation;
- information processing including computer hard and soft ware to model oil and gas facilities etc.;
- knowledge propagation.

RNGS has developed and introduced oil and gas trunk pipeline investmnent-engineering practices based on intellectual systems. These practices comprise the integrated processing of aerospace photography and on-ground survey data, 3D modeling of complicated (adverse) natural and technogenic structures for GIS export analysis.

We are aggressively developing new projects in which RNGS will have a central role and be assured of remunerative work. Examples include our development of the Nenets Pipeline Consortia project construction of the oil pipeline in Eastern Siberia the Yurubchen oil field development; the new Spartak-Mytishchi sports complex near Moscow. Using our expertise in project planning and development, RNGS acts as a catalyst to promote projects, trading our involvement for guaranteed construction work.

Clearly, RNGS is not able at present to finance all of these projects and therefore we generally are compelled to convert equity into construction work at early stages of a project. That is why one of the company's goals is to improve RNGS' access to finance so that we can retain a greater percentage of the upside from the projects we are developing.

To improve our access to finance and increase shareholder returns the Board and the Executive Committee have started solving specific tasks which include the development of a united financial (accounting, investment, dividends) policy to improve the company's image as "a highly qualified and transparent entity" for parity co-operation on the Russian and international markets.

Our Audited 2001 accounts treated under Russian Accounting Standards (RAS) are principally intended to determine the taxable base of an enterprise while our Balance Sheet reflects our relatively strong position. Under International Accounting Standards our accounts would provide investors with a clearer understanding of the basic health of RNGS, therefore we are actively planning the issuance of IAS accounts upon completion of the company's restructuring.

I am confident that we can meet these challenging goals. We will improve shareholder communications.

Ivan I. MAZUR, Ph.D
President and CEO

The Caspian Pipeline Consortium (CPC)

Project description:

The Caspian Pipeline Consortium (CPC) was established to build a pipeline between the Tengiz oil field in Kazakhstan and the Novorossiysk oil terminal in the Black Sea. The scope includes rehabilitation of the existing pipeline sections, construction of a marine terminal, building a tank farm with a total capacity of 1 mln. tonnes and the construction and upgrading of 18 pump stations.

was awarded the contract to build and upgrade the first 3 pump stations (Astrakhan station, Komsomolsk station, Kropotkin station).

Work started in 1/3/00 and is scheduled to be completed in 31/3/02.

scope of work will require more than 2.5 million man-hours of work with a total contract value in excess of $100 million.

has exceeded the stringent safety and environmental standards required by CPC, achieving a Loss Time Accident Rate of less than 0.2 (hrs lost per 100,000 hrs worked) and having exceeded 2 million hours worked without loss,

CPC Statistics:

Pipeline length -1,500 km

Diameter -1,020 mm

Annual capacity - 28 - 67 mil tons

Period of construction - 1999-2003

Project cost - US$ 2.9 bin

Client: Caspian Pipeline Consortium



Construction of Pump Station in Progress

Development of the Yurubchen Oil Field in Eastern Siberia

Project description:

As agreed in 1999 as part of the agreement struck between RNGS and Yukos for Yukos' purchase of a stake in the East Siberian Oil Company (VSNK), RNGS has been awarded the contract for the 1st Stage of the Yurubchen oil and gas field development.

Located in Eastern Siberia, the field is the first of Russia's major eastern oil and gas reserves developments, necessitating RNGS to construct all necessary infrastructure as well as field development activities.

RNGS' scope includes the overall development of the Yurubchen oil and gas field including prospective and pilot production drilling, development of a pilot zone and construction of a tank farm and highway. Once completed in 2001, commercial oil production will increase through further development stages until it will reach approx. 3,5 million tons of oil annually (approx. 70,000 BOPD) and 2,5 mln tons of gas annually starting from the 4th year of development.

Yurubchen Schematic



Project Reviews

Current projects RNGS is working on include:

TACIS Funded Reconstruction of two
Shirvanovka and Kazakh Gas and Metering Stations

RNGS has been awarded a contract for the following scope of works:

- **Project Management**
- **Supply of Materials and Equipment**
- **Start-up and Adjustment**

Project description:
Shirvanovka Gas Metering Station is located in the northern part of the Republic of Azerbaijan near the Russian border.
Kazakh Gas Metering Station is located in the western part of the Rebublic of Azerbaijan near the Georgian border.
Two measuring assemblies and related euipment are to be installed at the two stations and should comprise as follows:

- ground 426 mm pipeline (Shirvanovka Station);
- ground 720 mm pipeline (Kazakh Station);
- necessary piping;
- orifice plates;
- instrumentation;
- control panels;
- flow computers;
- all software etc.

all required to ensure precise metering of the gas incoming and outgoing.

Client: AZERI Gas Joint Stock Company, Azerbaijan

Project duration: 2001 – 2002

Contract value: Euro. 1,989,878




ГРУЗИЯ
SHIRVANOVKA
KAZAKH
Сумгаит
БАКУ

Greater Istanbul Water Supply Project Stage II
Melen System

Project description:

The Melen Water Supply Project (Melen System) falls under Stage II of the Greater Istanbul Water Project. The project is being developed by the Turkish Government's General Directorate of State Hydraulic Works (DSI) as the principal means for meeting predicted long-term water demand of the Metropolitan area of Istanbul.

The Project proposes developing water resources in the Buyuk Melen Catchment, approximately 170 km east of Istanbul and the transmission of water via underground pipeline, tunnels and an open reservoir to the water supply distribution network on the European side of the city.

RAO Rosneftegazstroy has formed a Joint Venture with one of the leading Turkish Contractors, Alsim Alarko. This JV has won contract No. 2 under Stage II of the Project, which comprises the following work scope:

Pipe laying work between Meien header tank and Kinchili ridge

Pipe length - 69 285 m

Nominal Diameter of steel spiral welded pipes is 2,540 mm Capacity - 8.5 m^3/s

Client: General Directorate of State Hydraulic Works Water Supply and Sewerage Department.



Audited Financial Review*

Group Profit & Loss account for the year ended 31st December 2001

Proceeds (net) from the Sale of Goods, Works & Services	57,520
Profit from sales	2,190
Income from Investments & Interest	(724)
Profit before Tax	1,505
Profit Tax	901
Profit Attributable to Shareholders	604

Balance Sheet Summary

Current assets:	
Cash	1, 492
Short-term financial investments	13, 346
S/T Accounts receivable	38, 013
Inventory	19, 026
Prepaid expenses and other (VAT)	2, 023
Other current assets	20
Total current assets	73, 920
Work in progress	16, 725
Long-term financial investments	14, 309
Fixed assets	2,609
Intangible (non-material) assets	14
Other assets	118
TOTAL ASSETS	107, 697
Current liabilities	
S/T Loans and credits	10, 225
Accounts payable	52, 370
Other payable	2, 185
Long term liabilities	
L/T Loans and credits	295
Other long-term liabilities	-
Total liabilities	64, 780
Shareholders' equity	42, 916
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	107,697

Explanatory Notes:

Note 1: Under Russian Accounting Practices (RAP), some revenues that would be shown under other accounting standards are not shown. Due to contract timing issues, €58 million in accounts receivable and inventory are not credited to this years P& L.

Note 2: Profits have been understated under RAP. The tax paid reflects actual profits of €3 million.

Note 3: The increase in L/T Investments reflects investments made in non-consolidated companies within the RNGS Group, principally in the forestry sector.

*Consolidated Accounts prepared by Management based on audited accounts prepared by:

- IntercomAudit — ZAO Rosneftegazinterstroy and ZAO RNGS Holding
- JSC "Audit & Consulting" — OAO RAO Rosneftegazstroy
- AuditLand ltd. — RNGS-LeasingStroyMash

Corporate Information

Official Headquarters **14 Zhitnaya St., Moscow, 119991, Russian Federation**

Board of Directors

Name	Company	Name	Company
AntropovE.P.	RNGS	Nikulchev A.G.	RNGS-PROM
BergS.V.	RNGS-Resurs	Pavlov V.A.	RNGS-Neftedobicha
Brulevich V.S.	RNGS	Pozdniakov A.M.	RNGS
DudnikovV.N.	RNGS-Torg	Ponomariov V.F.	RNGS-Lesprom
Ermolin A.Y.	Podvodtruboprovodstroy	Potapov V.B.	NEGAS
Ivanec V.K.	RNGS -Orgneftegazstroy	Rozanov A.B.	RAO Gazprom
Igolnikov V.M.	RNGS	Saakovskiy A.Y.	Centergazpromstroy
IsaevZ.B.	RNGS	SemenovV.I.	RNGS-Engineering
Isaev S.I.	Russian Trade Union Neftegasstroyprofsouz	Sidorenco V.P.	Oil & Gas Construction. Magazine.
Istoumin V.V.	RNGS rep. in The Middle East countries	Stupar Dushan	Universal (Belgrad, Yugoslavia)
Kudashev R.Sh.	VNIIPC-Specstroyconstrukciya	Harchenco L.P.	Russian North Fund
Mazur I.I.	RNGS President	Chijevskiy M.V.	RNGS
MazurS.I.	Neftegazstroy-Ukraine	Shmal G.I.	RNGS
Mosesov S.K.	RNGS-Geyzer	Yudin A.E.	MINENERGO
Negodin Y.P.	MINENERGO		

Senior Management Team

Chairman of the Board	- Shmal, Gennady Iosifovich
President	- Mazur, Ivan Ivanovich
Vice-President	- Brulevich, Valeriy Semenovich
Vice-President	- Ansov, Sergei Petrovich
First Vice-President	- Guriev, Ruslan Vladivirovich
Finance Vice-President	- Houlder, Peter
Vice-President	- Igolnikov, Vladimir Mihailovich
First Vice-President	- Isaev, Zijaudin Bahoevich
Vice-President	- Lipilin, Mihail Gennadevich
Vice-President	- Petushkov, Vladimir Alexeevich
Vice-President	- Pozdniykov, Alexandr Mihailovich
Vice-President	- Potapov, Valeriy Borisovich

Advisors & Consultancies

Accountants	Lawyers & Consultants
Intercom Audit	Hogan & Hartson
JSC Audit & Consulting	Ernst & Young
AuditLand Ltd.	IMC Ltd.

OUR BANKERS & FINANCIAL PARTNERS

SBERBANK of Russia	8 Bol. Andronievskaya St., Moscow, Russia
ENERGOZBERBANK	3 Sherbakovskaya St., Moscow, Russia,105318
GAZPROMBANK	41 Vernandskogo St., Moscow, Russia,117799
RUSSIAN STANDARD	23 1ST Tverskaya Yamskaya St., entr.2, Moscow, Russia, 125 047
UCHTABANK	62 Volokolamskoe Shosse, Moscow, Russia, 123367
HELLENIK Bank	273 Vouligmentis Av., Athens, Greece, 17236
The Bank of New York	101 Barclay Street, New York, N.Y., 10286

JCS "RAO Rosneftegazstroy" Shareholders Annual Meeting Report

JCS "RAO Rosneftegazstroy" Shareholders General Annual Meeting took place in Moscow on June 20, 2002.
According to the results of the registration there were representatives of the entities-shareholders juridical persons and individual persons with the total voting shares of 2 450 950 000, that is 98% of voting shares total on the date of the meeting.

Meeting Agenda

1. Ratification of the Company Annual Report 2001.
2. Ratification of the Annual Account Report, including Profit-and-loss Report according to the report of the auditing Commission and Company Auditor.
3. Ratification of the Company profit distribution in 2001, shares dividend amount, terms and procedure of its payment.
4. Ratification of the Company budget and procedure of the profit distribution in 2002.
5. Notification of the quantitative staff of the Company Board of Directors.
6. Elections of the Company Board of Directors.
7. Elections of the Company Auditing Commission.
8. Ratification of the Company Regulations revision.
9. Ratification of the Company Shareholders Meeting Thesis.
10. Ratification of the Company Board of Directors revision Thesis.
11. Ratification of the Company Auditing Commission revision Thesis.
12. Ratification of the Company Executive Powers revision Thesis.
13. Ratification of the Company Auditor.
14. Notification of the quantitative staff of the Company Returning Board.
15. Elections of the Company Returning Board.
16. Ratification of the Company Annual Account Report 2001 print.

According to the information of the Returning Board:

Shareholders present on the date of the Meeting: Including:	321	100%
Including: Individual persons	169	52.64%
Juridical persons	152	47.36%
Voting shares on the date of the Meeting Including:	2500 000 000	100%
Owned by the individuals	72 338 034	2.89%
Owned by the juridical persons	2 427 661 966	97.11%
Shareholders registered	104	32.5%
Individual persons	49	15.31%
Juridical person	55	17.19%
Voting shares Including:	2 471 888 656	98.88%
Owned by the individuals	65 444 894	2.62%
Owned by the juridical persons	2 406 443 762	96.26%

RAO "Rosneftegazstroy" Shareholders General Annual Meeting.

RAO "Rosneftegazstroy" Shareholders General Annual Meeting took place on the 20th of June 2002.

In the meeting were approved Company Annual Report of 2001, Annual Financial Accounts (including profit and loss accounts with the consideration of the Audit Report of the Auditing Commission and Audit Company).

The Audit Report shows, that results of 2001, represented in the Financial Accounts of JSC RAO "Rosneftegazstroy", reflect some definite improvement of the financial and economic activity of the Company. Increase of the Company economic activity profit achieved 162% in comparison with the results of 2000.

RAO "Rosneftegazstroy" Head office total income of realization of the construction projects of Oil and Gas Complex of Russia (such as construction of the compressor plants of Caspiy

Pipeline Consorcium on the territory of three subjects of Russian Federation, construction of gas pipeline in Yakutiya, construction of Yourubchanskiy oil field in Krasnoyarsk region, reconstruction and technical re-equipment of the gas transport systems in Tatarstan and Tumen regions, construction works in Chechnya etc.) in 2001 came to 1 372 202 000 rubles and increased 8.5 times in comparison with the same index of 2000. Corporate figures illustrating financial and economic activity of the Company will be introduced to the shareholders in the third quarter of 2002.

RAO "Rosneftegazstroy" Shareholders Meeting approved procedure of the distribution of the Company profit of 2001, ratified Company budget and procedure of the profit distribution in 2002.

General Meeting of Shareholders elected Board of Directors, where were included representatives of RAO "Rosneftegazstroy", other companies of oil and gas complex, state and commercial structures. Mr. G.I. Shmal took up a post of the Board of Directors Chairman.

Meeting ratified the Company Shareholders Meeting Regulations and the new edition of the Company Charter, Board of Directors Regulations, Audit Commission Regulations and Company Executive Bodies Regulations.

Company "Audit & Consulting" was approved to be an official auditor of RAO 'Rosneftegazstroy". RAO 'Rosneftegazstroy" Finance Accounts of 2001 will be published in the periodical 'Financial Statements of Stock Companies, Banks and Insurance Companies".

JSC'RAO Rosneftegazstroy" Press-cutting service.

October 1,2002

According to the report of V.I. Semenov, "RNGS-Engineering" (JSC "RAO Rosneftegazstroy" daughter- company) General Director, in the end of September 2002 the company agreed with OAO "Eastern Siberia Oil company" (UCOS) to perform engineering track research for the oil-trunk pipeline in Yurubchensk field - Carabula.

The research is being performed by means of the virtual reality images (large-scale module of naturoman-caused structures) on the base of the new information technologies and cybernetic systems, which allow automatization of the projection process. As a result all the engineering research work will be accomplished during an extremely short period of time with the full scientific foundation of the project solutions and high work quality.

Besides, Customer has a chance to see the future oil-trunk pipeline from a bird's-eye- view without leaving his cabinet.

During the last years «RNGS-Engineering» performed some engineering research for the projection of oil- and gas-trunk pipelines in the Eastern Siberia - in particular, conceptual project of the united power corridor Eastern Europe - Nakhodka - China.This project implied construction of the oil-and gas-product pipelines, highways, power-supply systems, connection and monitoring of the nature-man caused objects.

The Company has worked out the investment project for oil and gas gathering system in all fields of Eastern Europe and Yakutiya with the attachment to the united power corridor. Some parts of the tracks have 3-12 alternative options. These options were analyzed and among them the most profitable were selected. That helped to define the location of the united power corridor Eastern Siberia - Nakhodka - China.

Press-service OAO «RAO Rosneftegazstroy»

August 7, 2002

V. I. Semenov, General director of "RNGS-Engineering"(united branch engineering center of «RAO Rosneftegazstroy») informed that his company performed the first part of the agreement of cooperation with the United Institution of physico-technical problems of the North (OHOTHC) CO Russian Academy of Science and Science University «Moscow international University of Yakutsk». Customer received a worked out project of Cybernetic System of the stable development of Sakha Republic territory (Yakutia).

Cybernetic System of the stable development of Sakha Republic territory should provide realization of the programs of President Administration and Sakha Republic Government, Civil Defense and emergency situation Ministry of Sakha Republic, scientific and technical programs of OHOTITC. According to the agreement this cybernetic system will be applied in the object inventory, monitoring of the present state of objects, projection of the construction objects; analysis, evaluation and forecasting in the development of nature, industrial and technological, ecological and economico-social processes. The Agreement supposes creation and realization of the Cybernetic system.

Press-service OAO «RAO Rosneftegazstroy»

CPC

The Caspian Pipeline Consortium Project



03 MAR 14 AM 7:21

PROJECT

RNGS

RNGS

The Caspian Pipeline Consortium Project

(CPC)



Russia

2002









Serguey Ansov, Ph. D.
Vice-President of RAO «Rosneftegazstroy»

Andrei Klepatch
RNGS' Project Manager for the CPC project

RAO Rosneftegazstroy (RNGS) has successfully completed its EPC contract for the Caspian Pipeline Consortium Project (CPC). RAO Rosneftegazstroy as CPC's General Contractor successfully rehabilitated and enlarged the «Astrakhanskaya» pump station; disassembled and re-built the «Komsomolskaya» pump station, as well as built the «Kropotkinskaya» pump station. This scope of work required more than 2.5 million man-hours of work with a total contract value in excess of $ 100 million.

CPC is an extremely demanding client, requiring world-class standards of safety, quality and performance from all its contractors. Milestones achieved by RNGS in satisfying our client included:

○ **RAO Rosneftegazstroy** became one of the first Russian enterprises to receive both ISO 9001 and ISO 14000 Certification

○ **RAO Rosneftegazstroy** has exceeded the stringent safety and environmental standards required by CPC, achieving a Loss Time Accident Rate of less than 0.2 (hrs lost per 100,000 hrs worked) and exceeded 2 million hours worked without loss.

○ **RNGS** initiated an innovative in-house safety training and awareness programme, «Safety+», which appropriately rewarded staff for maintaining good safety standards.

Andrei Klepatch, RNGS' Project Manager for the CPC project commented «RNGS has had to adapt itself to meet all customary international requirements for major projects while retaining our core competence in managing major Russian construction projects. This has required us to establish comprehensive additional training and motivational systems while maintaining our traditional focus on performance and quality.»



Dr I.I Mazur, President of RNGS stated «RNGS has learnt from this first major contract in Russia for an international client in the oil and gas construction business. The Caspian Pipeline Consortium Project embodies the combination of immense financial and human resources, and ensures the accumulation of an unprecedented amount of knowledge and experience for similar projects. It insures that RAO Rosneftegazstroy is able to carry out successfully any large and complex construction project. RNGS' personnel should be congratulated for managing to continually improve their performance and standards thus ensuring that RNGS remains competitive and responsive to client requirements.»

The Caspian Pipeline Consortium (CPC) was formed by the Governments of the Russian Federation, the Republic of Kazakhstan, the Sultanate of Oman, and a consortium of oil producers to build a 1,580 km pipeline


KTK-P
PBCN2
20000M³

between the Tengiz oil field in Kazakhstan to the Novorossiysk oil terminal in the Black Sea. The equity interest in CPC is allocated as follows: Russian Federation — 24%, Republic of Kazakhstan — 19%, Sultanate of Oman — 7%, Chevron Caspian Pipeline Consortium Company — 15%, LUKARCO B.V. — 12.5%, Rosneft-Shell Caspian Ventures Limited — 7.5%, Mobil

Caspian Pipeline Company — 7.5%, Agip International (N.A.) N.V. — 2%, BG Overseas Holdings Limited — 2%, Kazakhstan Pipeline Ventures LLC — 1.75%, and Oryx Caspian Pipeline LLC — 1.75%.

The initial construction phase of the CPC project with total amount of investments about $2.6 billion



was fully completed in January 2002, allowing the transport of 28 million tons of oil per year. The overall scope of work included rehabilitation of the existing pipeline sections, construction of a marine terminal, building a tank farm with a total capacity of 1 mln. tonnes and the construction and upgrading of pump stations was completed by an international French/Russian consortia in addition to RNGS.







Signing the Caspian Pipeline Construction Contract (CPC): Dr. I. I. Mazur (President of RAO «Rosneftegazstroy»), F. Nelson (CPC Vice-President), U. Folker (MAN GHH Oil&Gas GmbH Vice President).

December 29th, 1999. Moscow, the President Hotel.








УКРАИНА
ДОНЕЦК
Ростовская обл
Ростовская область
РОССИЯ
РОСТОВ-НА-ДОНУ
Дон
ЭЛИСТА
оз. Маныч-Гудило
Краснодарский
край
вское море
НПС Кропоткинская
КРАСНОДАР
Кубань
НОВОРОССИЙСК
Морской терминал
СТАВРОПОЛЬ
Ставропольский
край
Адыгея



Caspian Pipeline Consortium Route: Tengiz (Kazakhstan) - Novorossik (Russia).


КАЗАХСТАН
Астраханская
область
Волга
Урал
Атырауская
область
НПС Астраханская
А-НПС3
НПС Атырау
А-НПС4
АСТРАХАНЬ
А-НПС1
Мангиста
област
Каспийское море
НПС Комсомольская
Республика
Дагестан



New generation pump station construction for the Caspian Pipeline Consortium: Kropotkin pump station (PS), Komsomolsk PS, Astrahan PS.






ALSTOM





































*Out-Board
of RAO «Rosneftegazstroy»
at CPC construction sites.*














ALSTOM

RNGS


ALSTOM























Pump stations construction schedule supervision.












CHUDO

Pump stations construction schedule supervision.









Following the environmental standards — priority during on-site construction works.









RAO «Rosneftegazstroy» works supervision in compliance with international HSE standards.


RNGS
Rosneftegazstro



















Working meeting at CPC construction site on pump stations construction performance.





Works Quality control in compliance with ISO 9000.


















The participants of the opening ceremony: G. Shmal (Chairman of RAO «Rosneftegazstroy»), D. O'Raily (Chairman of «Shevron Texaco»), V. Alekperov (President f Lukoil JSC).





Providing CPC workers with social benefits - guarantee of effective production process.










03
М203МН23

RNGS

Russian Joint Stock Company for Oil and Gas Construction

RAO ROSNEFTEGAZSTROY

Leader of the international oil and gas construction







From the former USSR Ministry for Oil and Gas Construction via the Russian Joint Stock Company RAO ROSNEFTEGAZSTROY to an International Company


PROUD OF THE PAST
ACTIVE IN PRESENT
BUILDING THE FUTURE

We provide high quality and reliability services in pipeline facilities construstion within deadlines set by the customer

Moscow:
RAO ROSNEFTEGAZSTROY

14 Zhitnaya Street, Moscow
119910 Russian Federation
Tel: 095 238 5410
Fax: 095 238 6733
www.rngs.com
E-mail: info@rngs.ru

London:
RNGS International

38 Park Stereet
Mayfair, London
W1K 2 JF
Tel: +44 207 499 7537
Fax: +44 207 499 1876
E-mail: london@rngs.net

Abu Dhabi:
RNGS-Middle East

P.O. Box 7615
Liberty Tower, Khalifa Street
Tel: 009712 626 5430
Fax: 009712 627 1744
E-mail: emaruss@emirates.net.ae

RAO **Rosneftegazstroy (RNGS)** is one of the largest industrial enterprises in the oil and gas construction sector in the world. Equipped with cutting-edge international and Russian technology, RNGS has the resources and expertise to produce specialized materials, structures and parts for the construction of oil and gas production facilities and infrastructure.



Ivan. I. Mazur, Ph. D.
President of RAO «Rosneftegazstroy». Doctor of technical science, Professor. Honored Constructor of the Russian Federation.

Since its foundation 56 years ago, RNGS has constructed over 250,000 km of trunk pipelines; approximately 350,000 km of field gathering and distribution pipelines, and over 1,500 compressor and pump stations. (In the 1980s the company used to build 22,000 to 25,000 km of pipelines per annum.) 10 years ago RNGS remained a Soviet Ministry; today it is fast becoming an internationally competitive contractor. Today, as a main coordinator and general contractor in major oil, gas, industrial and civil construction programs around the world, RNGS participates in the building, repair and rehabilitation of not less than 15,000 km of pipelines annually, together with all associated infrastructure facilities.

RNGS is now in the process of transforming itself into an international group with a network of offices throughout Europe, the Middle East, North America and North Africa. For over 20 years, RNGS has been a major player in the international arena with the construction of over 12,000 km of pipelines and associated infrastructure in Romania, Bulgaria, Hungary, Finland, Yemen, Angola, Afghanistan, Iraq, Iran, Algeria and Libya. RNGS has also been involved in the construction of oil refineries, gas processing plants with a total capacity of 45bn cm, over 16m cm of tank farms, 250m tonnes of oil preparation facilities, gas preparation units with a 500bn cm capacity and over 13m sq. meters of residential construction and over 150,000 km of roads. RNGS is a full member of the International Pipeline & Offshore Contractors Association (IPLOCA), the International Gas Union, Russian Union of Industrialists and Businessmen and the International Union of Economists.

RNGS employs highly skilled, qualified managers, engineers and workers with a long record of operating in the oil and gas industry. Moreover, possessing industrial production facilities with an annual output of 39,000 tonnes of connectors, 60,000 tonnes of polyethylene coating materials, and over 7.500 km of steel and polyethylene pipes together with high-level transportation and processing capabilities, it is able to deal with the largest of projects.

RAO ROSNEFTEGAZSTROY is open to cooperation with local and overseas businesses on the basis of mutual respect and economic viability, in this regard RNGS is a very attractive strategic partner for the Russian and CIS markets.

Major projects where RAO Rosnetegazstroy takes part in





Construction and Rehabilitation Works Within the Frame of the Caspian Pipeline Consortium (CPC).
Client — CASPIAN PIPELINE CONSORTIUM
Term: 1999-2003
First stage: construction of a 1,580 km pipeline linking the Tengiz field in Kazakhstan to the port of Novorossiysk, refurbishment of existing pipe sections, marine terminal, 1 mln. cu. m tank farm, mooring, onshore facilities.
Total cost: **US $2.6 bill.**
Construction of 1 8 pump booster stations.
Total cost: US $ 400 mln.
First stage — three pump booster stations with the total cost **US $100 bln.**

Rehabilitation of the Oil and Gas System and Related Infrastructure in the Caucasus.
Client — Government of the Russian Federation
Term: 1998-2004
Total cost: **US $350 mln.**
Construction of oil and gas transmission systems, oil treatment/separation facilities, oil refineries and gas processing facilities.

Development of the "Medvejie" Gas Field, Nadym, Tyumen Region.
Client — ZAO "SEVERGASINVEST"
Term: 2002 — 2004
Total cost: **US $100 mln.**
Field development, construction of the gas separation facility, gas pipeline.

Construction of the Gas Pipeline System in Yakutiya (Republic of Sakha), Russian Federation.
Client -AK "ALROSA"
Term: 1999-2004
Total cost: **US $110 mln.**
Trunk pipeline D-530 mm, distribution lines, take-off lines, the Viluy River crossing, installation of gas consumer lines in regions, etc.

Residential and Commercial Development, Construction of Offices and Apartments in Moscow and the Moscow Region.
Client — ROSNEFTEGAZSTROY JSC
Term: 1999-2004
Total cost: **US $110 mln.**
Construction and commissioning of 110,000 sq. m of luxury apartments and class "A" office space per annum.





Route Engineering Survey, Construction of Oil and Gas Trunk Pipeline System Linking East Siberian fields with China.

Client — Government of the Russian Federation, Government of China

Term: 1999-2005

Development of fields and construction of the trunk pipeline system running to China

Total cost: **US $12 bln**.

First stage — development of the Yurubchen-Tachom field and construction of the Yurubchen-Karabula oil pipeline.

Total cost: **US $380 mln**.

Great Istanbul Water Pipeline Project (Melen), Turkey

Client — Federal Department for Hydraulic Works of Turkey

Term: 2000-2002

Total cost: **US $80 mln**.

Construction of the Melen-Kindzhili Water Pipeline Section

D-2 54 m, Length-69 3 km.

High-Tech Business Centre Construction, Vivey, Switzerland.

Client — Municipality of Vivey, Switzerland

Term: 2000 — 2003

Total cost: **US $74 mln**.

Total space: 42,450 sq. m, effective (to let] space-35,240 sq. m.

Business/Conference Centre in Athens, Greece.

Client — Citadel Development

Term: 2000-2003

Total cost: **US $85 mln**.

Total space: 38,500 sq. m, effective (net) space 31,200sq. m.

The front and engineering and financial development contract with future construction work.

Client — The Nenets Pipeline Consortium

Term: 2000-2010

Total cost: **US $1.2 bln**.

The first stage includes the initial conceptual design for the construction of an oil pipeline.

Above-ground Trunk Pipeline length — 404 km.

Underground Pipeline length — 36 km.

Diameter — 820 mm.

Annual capacity — 30 mln. t

PROJECT CPC

The Caspian
Pipeline
Consortium
Project
(CPC)

Moscow, 2002
50 pages with illustrations

The Booklet has been prepared by
«RNGS-Inform» —
Center of Computerized Market Data
Analysis and Information

Moscow:
RAO ROSNEFTEGAZSTROY

14 Zhitnaya Street, Moscow
119910 Russian Federation
Tel: 095 238 5410
Fax: 095 238 6733
www.rngs.com
E-mail: info@rngs.ru

London:
RNGS International

38 Park Stereet
Mayfair, London
W1K 2 JF
Tel: +44 207 499 7537
Fax: +44 207 499 1876
E-mail: london@rngs.net

Abu Dhabi:
RNGS-Middle East

P.O. Box 7615
Liberty Tower, Khalifa Street
Tel: 009712 626 5430
Fax: 009712 627 1744
E-mail: emaruss@emirates.net.ae

© ELIMA, 2002
© RNGS-Inform, 2002
© Ermolayev, design, pre-publication preliminaries, 2002


RNGS
www.rngs.com

RNGS

All types of construction work

PROMGRAZHDANSTROY

03 MAR 14 AM 7:21



RNGS

RNGS

RNGS
PROMGRAZHDANSTROY

RNGS

construction
of industrial
and civil projects,
rehabilitation
and restoration



Moscow 2001

RNGS-Promgrazhdanstroy
Moscow, 2001
52 pages with illustrations

The Booklet has been prepared by
«RNGS-Inform» —
Center of Computerized Market Data
Analysis and Information
14, Zhitnaya St.
Moscow, 117970
Tel.: 7 095 238 5322
Fax: 7 095 238 7145
e-mail: info@rngs.ru

© RNGS-Inform, 2001
© Ermolayev, design, pre-publication preliminaries, 2001



RNGS-Promgrazhdanstroy — one of the leading industrial and civil construction companies in Russia — has been established on the basis of the construction organizations of the Russian Joint Stock Company for Oil and Gas Construction «ROSNEFTEGAZSTROY-HOLDING» (RAO «RNGS-HOLDING»).

Vast experience acquired by RAO «RNGS-HOLDING» in the sphere of civil construction projects when over 13 mln sq.m of dwellings have been built, allows its affiliated company to take an active part in the implementation of a number of housing construction programs in Moscow and in certain Russian regions, e.g.: Federal program «Housing Project of the Russian Federation», «Dwelling», «My House», «Moscow Dwellings».

Advanced technologies and construction procedures, specialized equipment and machinery, highly qualified personnel with long record of work allow RNGS-Promgrazhdanstroy to commission up to 500,000 sq.m of office and dwelling buildings annualy

In its activity RNGS-Promgrazhdanstroy is governed by priorities of high quality and state of the art of the works executed performing its main corporate functions as customer, coordinator and general contractor in implementation of large investment-construction projects and industrial and civil construction programs. RNGS-Promgrazhdanstroy regards as its strategic trend of its development the increase of the capital construction both by using its own financial resources and by attracting the investors interested in mutually beneficial co-operation.

Mr. Serguey B. KOZLOV
President RNGS-Promgrazhdanstroy
Vice President RAO «RNGS-HOLDING»







Office building of JSC Rosneftegazstoy (RNGS), 14 Zhitnaya Street, Moscow





History of the Civil Construction



Acting for over 20 years as the USSR Ministry for Oil and Gas Construction RAO «RNGS-HOLDING» has been involved in the world oil and gas market for more than 50 years and is well known as the company whose organizations have built the oil and gas complex of Russia with unique system of pipeline transportation exceeding 1,000,000 km as well as all related infrastructure facilities.

Very distant location of the largest in Russia oil and gas fields from the industrial centers as well as intensive construction rate which ensured the commissioning of up to 25,000 km of pipelines annually required from ROA «RNGS-HOLDING» construction divisions erection of housing facilities within the shortest terms possible.

Solving these problems industrial methods of construction have been worked out and mastered as regards temporary, mobile (shift) camps as well as permanent civil facilities: Altogether over 13 mln sq.m of various facilities have been built: dwellings, schools, kindergartens and nurseries, hospitals, cinema halls, supermarkets, sports-health complexes. The whole cities, such as Nizhnevartovsk, Surgut, Novy Urengoy, Nadym, Yamburg, Noyabrsk, Pangody, Purpe have appeared on the territory of West Siberia due to the efforts of the RNGS builders.

Over 3,000 pipe and compressor stations, living camps for the service personnel, including all the infrastructure were built along such pipelines as «Central Asia — Center», «Yrengoy — Pomary — Uzhgorog» and others.

RNGS-Promgrazhdanstroy's enterprises have mastered production of mobile living complexes for the shift camps of the builders. Vast experience of the builders became useful at the rescue and rehabilitation works in Armenia after the earthquake happened in Spitak as well as rehabilitation of the oil and gas complex in the Chechen Republic where by the Resolution of the Russian Government RNGS was appointed the General Customer and Contractor.

The construction organizations of RNGS-Promgrazhdanstroy erected the living districts in Moscow, the 18-storey office building, performed within the shortest terms possible the rehabilitation and repair of the Government House of the Russian Federation, carried out complete reconstruction of the State Duma (Parliament) building.























1	3	6	7
	5		
2	4		8

1. *District in Surgut.*
2. *Newly-erected buildings in Nadym.*
3. *Dwilling houses in Gatchina near St.Petersburg.*
4. *One district in New Urengoy under construction.*
5. *Nizhnevartovsk.*
6. *Newly erected dwelling houses in Erevan.*
7. *Shift dwelling camp in Zubova Meadow.*
8. *Comfortable shift personnel camp in Yamburg.*

The program «Moscow Dwellings»
Construction of dwelling houses with total space of 450,000 sq m with underground parking, shops, out-patients' clinic
1998 700.000.000 $ 2001

Waste water treatment system construction in Zelenograd
1999 7.000.000 $ 2001

Infrastructure construction for dwelling district on «Ushnaya-D»area in Tver
Communications networks, heating main, water and gas pipeline, gas control station, motorway
1996 6.250.000 $ 1997

Civil buildings construction with total space of 480,000 sq m in West Siberia
1994 240.000.000 $ 1996

Rehabilitation of the House of Government of the Russian Federation
1993 2.500.000 $ 1994



Reconstruction of Moscow circular road:
9 lane highway
1995 45.000.000 $ 1998

Dwelling settlement construction in Ingushetia republic
Total area of 12,5 hectare for 150 houses
1996 6.500.000 $ 1997

Civil construction in the Chechen republic
Rehabilitation works
1995 25.000.000 $ 1998

Civil project construction with total space of 9 mln sq m in West Siberia
1993 52.400.000 $ 1994

Dwelling complex construction with total space of 45,000 sq m, kindergarten, school, shops, out-patients' clinic in Millerovo, Rostov region
1993 52.400.000 $ 1994

Federal program «My own house»
Dwelling construction in Surgut with total space of 3,5 mln sq m
1977 180.000.000 $ 1989



Projects in Moscow


Zelenograd
Nezhinskaya St.
Savvinskaya Quay
Hvostov Lane
Vysoko-Petrovsky Monastery
Balaklavsky Avenue
Leninsky Avenue
Donskaya St.



I. S. Grabovsky
Director



A. A. Reshetnikov
Commercial Director



O. N. Koloskov
Financial Director

Chairman of the Board of Directors

S. B. KOZLOV

Board of Directors

V. N. Boyko	M. G. Leonov
I. S. Grabovsky	S. I. Mazur
P. E. Ivanov	A. A. Reshetnikov
A. V. Klepach	Kh. A. Setdikov

Charter Capital


«KONEX» JSC
26%
«RNGS-Leasingstroymash» JSC
10%
«RNGS-Interstroy» JSC
10%
«RNGS-TORG» JSC
3%
RAO «RNGS-Holding»
51%


P. E. Ivanov


S. I. Mazur


M. G. Leonov


A.V. Klepach


V. N. Boyko


Kh. A. Setdikov


S. M. Mkrtchan

Companies co-operating with RNGS-Promgrazhdanstroy

«Mosoblinterstroy» JSC	**P. E. Ivanov** *General Director*
«Mosproekct-1» JSC	
«Mosproekt-2» JSC	**M. G. Leonov** *Chief Architect of the Studio*
«ELEM» JSC	**V. N. Boyko** *General Director*
«Stroyteploservise» JSC	**Kh. A. Setdikov** *General Director*
«RNGS-Interstroy» JSC	**A.V. Klepach** *General Director*
«Interdelo-M» JSC	**A. A. Reshetnikov** *General Director*
«Intertruboprovodstroy» JSC	**V. L. Neumyvakin** *General Director*
«Interkomplektmontazhstroy» JSC	**V. N. Boshko** *General Director*
«Rosotel Sochi» JSC	**S. M. Mkrtchan** *General Director*

Share of RNGS-Promgrazhdanstroy in the subsidiary companies of OAO RAO «RNGS-Holding»


«RNGS-Service» JSC 19.6%
«RNGS-Yugstroy» JSC 19.8%
«RNGS-Trading» JSC 19.6%
«RNGS-Vostok» JSC 15%
«RNGS-Tyumen» JSC 10%



Scope of Special Works and Services Offered by RNGS in Industrial and Civil Construction

Design works:

- Architectural design;
- Constructiol design and engineering;
- Design of service networks and systems;
- Technological design.

Production of construction materials, structures and finished products:

- Production of construction materials;
- Production of steel structures and finished products.

Preparation works:

- Surveys;
- Cleaning and drainage of sites;
- Demolition of buildings and disassembling of structures;
- Drilling and explosion works;
- Installation of temporary buildings and other facilities;
- Construction of access roads, pavements and crane railways.

Earth-moving works:

- Grading and levelling;
- Soil excavation;
- Soil reinforcement and compaction;
- Installation of drainage systems and stone and rock structures.



Construction and installation works:

- Foundations and concrete filling;
- Piles;
- Erection of bearing structures and fencing for buildings and other facilities;
- Installation of metal structures
- Internal service systems:
  - *Water and gas supply networks;*
  - *Sewage ;*
  - *Heating.*
- External service systems:
  - *Manholes, sites, end manifolds and chambers and culverts;*
  - *Power line supports, power lines for industrial and urban transportation means;*
  - *Power distribution lines;*
  - *Construction of pipelines crossing external service systems,*
  - *including trunk gas, oil and product pipelines;*
  - *Valves.*
  - *Plumbing equipment;*
  - *Heating networks;*
  - *Gas supply networks;*
  - *Water supply networks.*
- Protection of structures and equipment;
- Finishing works for structures and equipment;
- Road construction;
- Installation of technological equipment:
  - *Load lifting equipment;*
  - *Elevators;*
  - *Crashing and milling equipment;*
  - *Boiling units and auxiliaries.*
- Finishing works in buildings.

Repair and maintenance works:

- Repair of buildings and concrete structures;
- Road repair.

Electrical part and instrumentation:

- Instrumentation and supervision;
- Communications;
- Electric and mechanical works indoors;
- Power cables;
- Power supply lines;
- Cathodic protection;
- vSupports for power supply lines;
- Fire alarm systems.






РОССИЙСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
"РОСНЕФТЕГАЗСТРОЙ"



Interiors of RAO «Rosneftehazstroy» Central Office









14, Zhitnaya Street






Fitness-Center
World Class









14, Zhitnaya Street



Housing-commercial center


Moscow
Malaya Polyanka St.
Bolshaya Polyanka St.
1st Khvostov Lane
1st Spasonalivaykovsky Lane

In the 1st Khvostyov Lane the housing-commercial center has been erected, the building itself reconstructing the architectural ensemble of the historical group of buildings of the Zamoskvorechye part of Moscow.

The bearing walls of the building are made of brick, floors are pre-fabricated of reinforced concrete.

Door casings and window frames have specifically been worked out for the premises of this building. Each apartment has autonomous heating, water supply and sewerage systems. The building is equipped with the «OTIS» Company elevator, rubbish chute and a whole number of modern systems of service support.





Building area	565.3 sq.m
Total space of the building	2,897 sq.m
Construction volume	12,839 cu.m
Incl.: underground part	9,299 cu.m
Customer-developer	«Yakimanka» Territorial division «PROMSTROYKOM» JSC
Planner	Architect: M. G. LEONOV
Designers	V. N. VANAG, G. V. BIBIKOV



Khvostov Lane





Office building


Moscow
Krymsky Val St.
Bolshaya Yakimanka St.
M
Oktyabrskaya Metro Station
Zhitnaya St.
M
Oktyabrskaya Metro Station
Kaluzhskaya Square
Apakov Drive
Mytnaya St.
Leninsky Ave.
Donskaya St.
Shabolovka St.

10-storey office (administrative) building erected for less than 1 year on Donskaya St made of monolithic reinforced concrete with underground (basement) parking lot for 15 cars.

When designing and constructing state-of-the-art service support systems and telecommunications were envisaged which will allow the clients organize fast information flows between external and internal sources and information users with the safety and security of the information telecommunications systems

The building is equipped with the modern multi-split system of air conditioning and ventilation, «Cerberus» security and anti-fire alarm systems produced by SIMENS Company.



Total space	5,400 sq.m
Total office space	3,600 sq.m
Customer-developer	«INTERDELO» Ltd.
Planner and designer	Mosproekt-2 Architect G. A. CHERNOV studio






СТРОИТЕЛЬСТВО
РОСНЕФТЕГАЗСТРОЙ
RNGS

Donskaya Street









Donskaya Street









Donskaya Street





Dwelling Building


Moscow


Lomonosovsky Ave.
Leninsky Ave.
Staraya Kaluzhskaya Road
Vavilov St.
Panfyorov St.

23-storey monolith-frame dwelling building with external brick walls with 65 apartments of improved comfort was erected inside the district with all proper amenities located between Leninsky and Lomonosovsky Avenues and Vavilov and Parfenov Streets.

The lower three floors accommodate a children rehabilitation polyclinic. 2-flloor mansion-penthouse was built on the upper floor of the building. Semi-underground parking lot (garage) adjoins the building.

The building contains state-of-the-art and most reliable service support systems which guarantee high level of comfort and safety.

Leninsky Avenue



Total space	21,522 sq.m
Customer-developer	«KONEX» JSC «RNGS-Interstroy» JSC
Planner and designer	Mosproekt-1 «Serguey Kiselyov and Partners» studio











Dwelling Complex


Moscow
Azovskaya St.
Simferopolsky Blvd
M
Balaklavsky Ave.
M
Chertanovskaya St.

24-storey pre-fabricated (panel) dwelling building (the highest structure of this type in Moscow) was erected on Balaklavsky Avenue next to «Chertanovskaya» metro station). This is a three-section dwelling building a part of which is for the office use.

This a pre-fabricated-monolithic house with external Sandwich-type panels having inside coldproof layer 100mm thick. The building has 321 apartment of improved lay-out.





Total space of apartments	**18,900 sq.m**
Total space of office premises	**1,100 sq.m**
Customer-developer	**«KONEX» JSC**
Planner-designer	**Mosproekt-1**


СТРОИТЕЛЬСТВО
RNGS






Balaklavsky Avenue



Dwelling Building


Moscow
Berezhkovskaya Quay
Moscow River
Savvinskaya Quay
2nd Truzhennikov Lane
1st Truzhennikov Lane
Bolshoy Savvinsky Lane
Pogodinskaya St.

12-storey brick dwelling building was erected in the 2nd Truzhenikov Lane which spreads to the Moscow River embankment.

Th lower two floors are designed for the office use with separate exits and adjoining parking lot (garage) The rest of the floors accommodate 35 apartments of improved layOout and high comfort. All the apartments have balconies-loggias, bedrooms are equipped with toilet facilities.

Construction of this dwelling building was carried out in accordance with the complex program o major overhaul and modernization of the housing fund of the Khamovniki Territorial Division.

Total space	**5,725 sq.m**
Total space of apartments	**3,627 sq.m**
Total space of office premises	**585 sq.m**
Customer-developer	**«Savvinskoye» JSC**
Planner — designer	**Mosproekt-2**









Dwelling Complex




Moscow
Kremenchugskaya St.
Nezhinskaya St.
Aminyevskoye Highway
Matveyevskaya St.
Ochakovskoye Highway

The dwelling complex under construction includes two 9-storey brick dwelling houses, a swimming pool and multi-level parking lot (garage).
The dwelling complex construction territory is located next to the natural reserve area «The Setun River Valley», it is quite favorable as regards its ecological parameters, well-developed transportation network. The complex is situated as far as 15-minute drive from the Kremlin along the Moscow most high-speed highway – Kutuzovsky Avenue which is connected with Nezhinskaya Street.



Total space	**15,639 sq.m**
Total space of apartments	**6,817 sq.m**
Total space of office premises	**1,118 sq.m**
Total swimming pool area	**1,100 sq.m**
Total parking lot (garage) space	**1,500 sq.m**
Customer-developer	**«TRAST» JSC («RNGS-Interstroy» JSC)**
Planner-designer	**«SMAG Ltd.**









Nezhinskaya Street













Customer	**Moscow Government**
Investor	**SHF, Germany**
Total contract amount	**DM.80 mln**

The whole complex of works has been implemented starting from designing and topographic survey up to management of the construction of basic technological facilities of the treatment station: grate buildings, administrative building, grease removal sand unit, venturi, biological sedimentation facilities, industrial building for air blasting units, roads and outside facilities. The territory of the station has been arranged and improved.

Waste Water Treatment Station (2nd Stage)





Cottage Community



During construction of 40 cottages of individual lay-out for 1 family (space — from 180 sq.m) the whole complex of works has been completed as regards the service support for the community: heating, gas and water supply, sewerage, telecommunications. The territory is being arranged and improved.

Customer-developer	«Novogorsk» Ltd





Novogorsk Settlement



Temple of Sergiy Radonezhsky


Moscow


Strastnoy Blvd.
Petrovsky Blvd.
Petrovka St.
Bolshaya Dmitrovka St.
Moskvina St.
Krapivensky Lane

The temple (church) in the name the Reverend Sergiy Radonezhsky was built on the territory of the Vysoko-Ptrovsky monastery by the Decree of Peter (I) the Great dated 1690 in acknowledgement of the escape from the 2nd Tsar guards riot behind the walls of the Troitse-Sergiyeva Lavra (monastery of the highest rank) at the intercession of Sergiy Radonezhsky.

At the blessing of His Holiness Most Reverend Alexy II, Patriarch of Moscow and All Russia RAO«RNGS-HOLDING» represented by its structural division RNGS-Promgrazhdanstroy is carrying out rehabilitation works to restore the temple interior and outside appearance.

The restoration works are being performed at the sketches of the artists of I. Glazunov Studio and include the following: major overhaul of the building, elimination of the results of re-buildings made in the Soviet time, plastering of the premises to further apply frescoes, re-creation of stucco moulding, carved ornament of the Tsar gates and iconstand, painting of decorated ceilings, etc.

For example, performing plastering works the specialists are using the technologies, procedures and techniques which were applied at the time of the temple construction.

In November 2000 for the active support of the Orthodox Church efforts aimed at restoring Russian temples Dr. Ivan I. MAZUR, President of RAO «RNGS-HOLDING» was awarded the Order of Sergiy Radonezsky of the III Degree.







Mr. V. V. BAKAYEV
«Carver-Restorer Co-operative»
Kostroma Branch



Awarding Ceremony for Dr. Ivan I. MAZUR, President of «RAO RNGS-Holding»





Mr. O.I. Moltshanov.
The artist-restorer.





Multi-Purpose Industrial Base

Major overhaul of the industrial and administrative buildings, repair of access and internal motor-roads have been carried out. The base territory has been arranged and improved.

Complex territory area	**1.2 hectares**
Industrial area (space)	**1,293 sq.m**
Administrative area (space)	**1,016 sq.m**





Lyubertsy Township








HITACHI
HITACHI


Business center on Botkinskaya St.

Prospective construction projects

Name of the Project *(Brief Description)*	**Customer (Client**	**Contract Value US$.mln**	**Construction Period**
Savvinskaya Quay, Moscow *Garage building with office premises*	*RAO «Rosneftegazstroy»*	3	2000 г.
14 Zhitnaya St., Moscow *RAO «Rosneftegazstroy» office building additional storey construction*	*RAO «Rosneftegazstroy»*	9,33	2001 г.
Nezhinskaya St. 8-14, Moscow *Housing estate: two 9-storey brick houses, swimming-pool, multifloor parking lot*	*ZAO «TRUST» ZAO «Rosneftegazinterstroy»*	5	2000-2001 г.
Balaklavsky Avenue, Moscow *On-ground, underground parking lot for 100 cars*	*ZAO «CONEX»*	0,350	2000-2001 г.
Balaklavsky Avenue, Moscow *Trading center*	*ZAO «CONEX»*	0,900	2000-2001 г.
Novogorsk, Moscow Region *Cottage community for 40 families*	*TOO «Novogorsk»*	4	2000-2001 г.
Pokrovka St., Moscow *Individual dwelling brick-frame house*	*RAO «Rosneftegazstroy»*	10	2001-2002 г.
Vishnevka resort, Sochi, Lazorevsky Region *800-person hotel complex*	*ZAO «Rosotel-Sochi»*	7	2001-2002 г.
24 Smolensky Boulevard, Moscow *Humanities-ecology college with business center and underground parking lot*	*«Humanitarian-ecological college» (ZAO «RNGS-Holding»)*	20	2001-2003 г.



RAO «Rosneftegazstroy» Office Building

On-ground parking lot (garage) with office premises

Prospective construction projects

Name of the Project *(Brief Description)*	**Customer (Client**	**Contract Value US$.mln**	**Construction Period**
7 Botkinsky drive, Moscow *Business center with underground parking lot*	*«MAPO-MIG»*	**43**	**2001-2003 г.**
14a Zhitnaya St., Moscow *RAO «Rosneftegazstroy» office building construction*	*RAO «Rosneftegazstroy»*	**60**	**2001-2003 г.**
South Butovo, Moscow *Housing estate construction*	*RAO «Rosneftegazstroy»*	**35**	**2001-2003 г.**
Mytishchi *Sports complex*	*CO «Spartak» Moscow Region Administration*	**60**	**2001-2002 г.**
Basmannaya Council, Moscow *Old housing reconstruction and resettlement housing construction*	*Prefecture of Moscow Central Administrative District*	**80**	**2001-2003 г.**
Geneva, Switzerland *Office-Hotel Center*	*RAO «Rosneftegazstroy»*	**30**	**2002-2004 г.**
Sevastopolsky Avenue, Moscow *District N25 building up and old 5-storey houses demolition*	*Prefecture of Moscow South-West Administrative District*	**100**	**2001-2005 г.**
Cuba *3 block hotel complex*	*JV «RNGS-Cariba»*	**75**	**2001-2005 г.**
Moscow *Central, West, North-East Administrative Districts dwelling construction*	*Government of Moscow*	**500**	**2001-2005 г.**





In the studio of Mr. G. LEONOV, Chief Architect of «Mosproekt-2» JSC







Dwelling complex on Nezhinskaya St.



Building volume growth (mln USD)


250
200
150
100
50
mln.$
24
149
173
195
235
240
2000
2001
2002
2003
2004
2005




Swimming-pool on Nezhinskaya St. (Moscow)

Humanities-ecology college





Silicon vevey, switzerland vevy technology park

The two main buildings, which are to be refurbished, were used for manufacture of heavy machinery. The buildings have clear span with portal frame construction.
Building a: without low annexe buildings is approx. 150 mts. Long 25 mts wide and 16 .50 mts. High.
Building b: without annexe buildings is approx. 187 mts. Long, 20 mts wide and 16 mts high.
By making full use of existing structure both buildings will be refurbished into high class international hi-tech office complex, providing latest state of art and technology. The buildings will be linked to each other by a new structure built on land separating the existing buildings.
At the ground floor extra height provides space for mezzanine floor in addition to main ground floor. First floor has typical office layout space. The second floor provides excellent column free clear office space.
The buildings will be glazed with thermal break aluminium framed with reflective double glazed anti sun glass.
5 glazed 3 — level landscaped atriums with glass lifts, trees and water features provides main reception, focal point, welcome space and general orientation for the project. Atriums also provide light and attractive views to all surrounding offices.
By demolition of low level annexe buildings, a new tree lined riverside walkway is created along the whole length of the site on the river.
The site will be landcsaped with paving, seating, water features and mature trees.
Forecourts for car access with canopies are provided off the road at the rear of the site.
Existing halle transversale will be retained with its attractive and historic facade.

The total development provides small or large office space or suites to suit any tenants' requirements for short or long lease.
The office space will be offered to tenants on shell and core basis. The office space is available for fitting out in accordance with tenants' own specification and requirements.
If required for a short lease, a full service package will be offered to include phone, fax, e-mail, internet and multilingual secretarial services.
Basic service core units strategically located will provide toilet cloakroom, kitchens, facilities for disabled and will also have main service and cable ducts for connections by tenants.
The mechanical system is designed to take maximum advantage of natural or low energy sources. Consideration will be given to cost and ease of maintenance. The system is also adaptable to meet future requiremen ts of tenants.
Standby generators and emergency power is provided to all buildings.
A state-of-art security system will be provided with cctv covering exterior, parking and common public areas.
Car parking is provided on 2 levels in the basement in 2 separate car parks with 300 and 150 spaces respectively. Mechanical areas are also located in the basement car park.
Zoning of air conditioning system will give tenants flexibility in office use.

Lake of

Geneva





Total space	**42450 sq.m**
Effective space (area)	**35240 sq.m**
2-level parking lot for 300 and 150 cars respectively	
Customer-develope	**«Citadel Development»**


Lausanne
Vevey
Geneva





«Spartak-Mytishi» Culture-sports-health complex



«Ice Palace» building

- Ice fields (1,830 sq.m)
- Stands (5.0 thousand spectators) on one ice field
- Bowling room 8 strips with a bar, toilets, administrative-household premises
- Catering facilities in a gallery around the building perimeter and in the foyer
- Restaurant for spectators
- VIP restaurant for 50-70 seats
- VIP lounge (on the central axis of the palace)
- VIP lounge (mini) — 2 lounges (at the sides of the palace)
- Shops along the building perimeter
- Sports shop inside the building
- Sports shop with a storage facility on the building outline
- Press-center
- Conference-hall for 100 people with film show (projecting) equipment
- Administrative premises
- Body-building room
- VIP parking lot
- Billiards (snooker) room
- Internet-cafe
- Gambling machines room
- Roller skating room

Building of the children's sports school

- Sports hall for mini-football (40x20 m, height — 10m) with basketball and volleyball grounds (800 sq.m)
- Cloak-rooms — 4 rooms 40 sq.m each (for 40 people per room)
- Offices for the school administration and classroom for theoretical training
- Household rooms
- Store-rooms for 10 age groups

Sheltered tennis courts

- Sports hall for four tennis courts
- Administrative offices
- Household and storage rooms
- Cloak-rooms
- Referees, umpires' rooms





Gelani Tovbulatov with «Spartak» Team hockey players: Ilya Byakin, Nikolay Borshchevsky, Vitaly Prokhorov



RAO «RNGS-Holding» 26 %

Fund for the support to the people's team «Spartak» 48 %

Moscow Region Administration 26 %

General Designer	«MGPM» JSC
Designer	«FARMAN» Design-Construction Enterprise
General Construction Contractor	RAO «RNGS-Holding»
Design Stages	*Rough design (draft)* Feasibility Study Working documentation
Construction Stages	
1st stage	*Ice Palace*
2nd stage	Children's sports school, parking lots, shopping streets
3rd stage	Sheltered sports facilities, sports grounds







Discussing the project:
Dr. I. I. MAZUR, President of RAO «RNGS-Holding»
and Mr. I. A. SHABDURASULOV, President of the «Spartak» Fund.

Hotel Complex in the City of Sochi







Russian Joint Stock Company for Oil and Gas Construction «Rosnefetegazstroy»

RNGS-HOLDING

Leader of the international oil and gas construction







From the USSR Ministry for Oil and Gas Construction (Minneftegazstroy)
through RAO «Rosneftegazstroy»
to «RNGS-Holding» International Company


PROUD OF THE PAST
ACTIVE IN PRESENT
BUILDING THE FUTURE

«RNGS-Holding» ensures high safety, reliability and quality of the systems constructed within the terms set up by Customers.

Moscow:
JSC Rosneftegazstoy (RNGS)
14 Zhitnaya Street, Moscow
117970, Russian Federation
Tel: + 7095 2385410,
Fax: +7095 2386733 / 7177
E-mail: info@rngs.ru
www.rngs.com

RNGS London International
26 Cadogan Sq., Knightsbridge,
London SW 1, UK
Tel: + 44 20 7976 2244 / 55 / 66
Fax: +44 20 7976 2277
E-mail: rngs-london@msn.com

Abu Dhabi
RNGS-Middle East
PO Box 33057
Tel: +971 2 6272918,
Fax: +971 2 6272978
E-mail: sagaya@emirates.net.ae
www.rngsme.com

RNGS-HOLDING

Founder and holder of the controlling interest of OAO «RNGS-Promgrazhdanstroy»



Interview given by Dr. Ivan I. Mazur, President and CEO, Ph.D., Professor, to «World Oil & Gas Technologies» (the UK) on the future of the Russian oil and gas complex in XXI century and the Company development prospects.

With the Russian economy being actively modernized and developed there is great need to provide for a stable energy policy. This is especially true given the fact that Russia is the richest country in the world in terms of gas, crude and condensate possessing 12% and 30% of the world's oil and gas reserves respectively. However many regions inside the country have to often face energy shortages. What is your view of the new energy policy?

Talking about the new energy policy we can go back to a phenomenon of the second half of the 20th century when a unique complex of oil and gas fields was created and developed from scratch in the Western Siberia which was used as a platform to speed up formation of the solid oil and gas complex of Russia.

We should note that a crucial point in that formation was an establishment of the USSR Ministry for Oil and Gas Construction, (Minneftegazstroy) in 1972, to which Rosneftegazstroy JSC is a legal successor. Essentially, a new mobile industry of oil and gas construction was created which by 1990s allowed to develop fields to the annual production levels of 600000 tons of oil and 700 billion m3 of gas. Thus by that time the country managed to have 600000 km of pipelines laid, 899 compressor boosting stations erected, 60 new oil fields developed, gas processing plants with total capacity over 15 bn cm of gas constructed per annum. By the end of the 80s the Ministry commissioned more than 50 compressor boosting/pump stations and 25 000 km of new pipelines each year.

In other words to secure a stable development of the economy, its oil and gas sector has to keep up the same pace at the beginning of the 21st century. This is what the new energy policy is all about.

In the long run the main oil-producing zone is still West Siberia although by the year 2020 the volumes of hydrocarbons up there are expected to drop to 55-58% compared to 68 as of today. After 2010 the full-scale production should be initiated in the Timano-Pechora area, the Caspian and North Seas off-shore zones and East Siberia which will constitute 15 — 20% of the total oil production in the country.

The base gas bearing fields in the west of Siberia which provide a major chunk of gas extraction are now considerably used up. It has been planned to start major development of a number of new fields with massive reserves, including those on the Yamal Peninsula, the Kovykta in the Irkutsk Region in East Siberia. Over 2.7 trillion of gas have been explored in East Siberia and Far East. Given a high demand for the Russian natural gas in the Asian-Pacific countries as well as favourable tax-credit conditions the gas production in these regions may be increased up to 50 — 55 bln cu.m annually.

The new program also provides for building new gas transmission lines of a small diameter to bring gas to the Russian provinces. This is mainly because of the ecological problem these regions are confronted with having to use other sources of energy.

Finally it has been assumed to increase the usage of the liquefied gas particularly for the agricultural energy supplies which are to be increased by 1.2 — 1.3 times.

The second aspect of the policy, which comes along with the increase of the production capacities, is to do with a financial efficiency of the economy. Tackling new hydrocarbon reserves of East Siberia is capital-intensive, which makes the development of new fields strongly correlated with the vehicles to encourage foreign investment devised by the authorities. This means an introduction of special tax reforms for noncommercial and low-yielding wells.

The pipeline transportation legislation is essential for the following reason. Most of the trunk pipelines used for oil transmission were built in the 1960-1980s. Therefore more than 30% of piping has been in operation for more than 20 years. Today it is only the lobbyists or non-specialists who do not realize that the national crude and gas transmission system is in a critical state which can threaten the country's economic security. Therefore the refurbishment of the existing pipeline system is of federal importance. The said legislation should also provide for the use of land during the construction as well as reclamation of the land following the decommissioning. Moreover the law is to guarantee the right of those investors involved in the development of the trunk pipeline transportation.

Finally the program should focus on the rehabilitation of the existing pipeline capacities.

What makes «Rosneftegazstroy» competitive among other companies in the international oil and gas construction market? How is the company adopting to the new economical conditions?

We have established a reputation overseas as a reliable and professional partner in the international oil and gas construction market. We were involved in construction of huge international transmission systems, such as the Soyuz and the Urengoy-Pomary-Uzhgorod pipelines, which reached as far as borders of France and Italy. In the last 20 years, RNGS has constructed over 12,000 km of pipeline in Romania, Bulgaria, Hungary, Finland, Iraq, Iran, Algeria, Libya, Nigeria and many other countries.

We have offices and divisions in more than 20 countries. Our shares are quoted on the Berlin and Frankfurt stock exchanges and we are the only construction company represented in the American Depositary Receipts market. RNGS has transformed into an international engineering and investment corporation.

We take an integrated approach towards international oil and gas projects; our services include management, engineering and consulting services, project management and stable and effective corporate management of all RNGS divisions. We have vertically integrated the company's subsidiaries to enable us gain maximum advantage from our scientific research and innovations and to help us enter new fields of business.

Developing East Siberia plays an important role in the energy policy. Dr. Mazur, you have been involved in the development of the hydrocarbon reserves of the Western Siberia and building the unified transportation systems, and thus must have few ideas as to how to go about tapping new oil and gas provinces of the Eastern Siberian region.

The recent studies performed by a number of Russian geological and survey institutes show the south of East Siberia and Sakha Republic (Yakutiya) possessing the initial recoverable free and associated gas, crude and condensate reserves totaling 26,7-30,8 trillion cm, 8-10 bn t and 1,5-2,0 bn t respectively. Main gas fields underlying the future gas extraction will be Kovykta, Chayandinskoye, Sobinskoye, Yurubchen-Tokhom etc. The region's total production capacity can yield up to 110 bn cm of gas per year with export constituting some 60-65 bn cm of gas annually.

With this in mind there is no doubt about a Complex State program being adopted which should envisage the following:

o *Analysis and feasibility study of resources with the potential of moving the product to the Asian and Pacific Region;*

o *State co-ordination of numerous oil companies, holding licenses in upstream, midstream and downstream;*

o *The federal status of the program which should be reinforced by both the cabinet and the Duma (Lower Parliament) with the Ministry of Energy and the President's regional representatives responsible for controlling the process;*

o *Streamlining the tax regime, introducing tax benefits for bringing more investors;*

o *Treaties with the Asian-Pacific countries signed at a level of heads of states to provide for thorough energy collaboration between the countries.*

From its side Rosneftegazstroy JSC can undertake engineering work of the program, including working out and optimizing the best route for the future pipeline, feasibility studies of the routes involved, implementing their monitoring, using modern technology of an integrated spaced survey/land data processing, multidimensional modeling of complex structures, expert appraisals utilizing GIS systems and computer-aided designs.

What is the role Rosneftegazstroy JSC has to play in the country's fuel and energy sector given its background as a successor to the ex-USSR Ministry for Oil and Gas Construction. What are the investment projects Rosneftegazstroy JSC is undertaking today and in future?

Today Rosneftegazstroy JSC is up and coming. Essentially we have witnessed the ex-Ministry being transformed through Rosneftegazstroy JSC into an international company — RAO «RNGS-HOLDING». The new structure has helped us to accumulate investment capital to integrate the company into the world economy. Today RNGS Holding has successfully been engaged in construction of new booster stations at the CPC Tengiz-Novorossiysk pipeline; development of the Yurubchenskoye field in the east of Siberia combined with laying the pipeline to allow bringing the hydrocarbons to China; installation of gas transmission lines in Yakutiya and other northern parts; construction of oil and gas facilities in the Middle East, Europe and Africa.

Within those projects operations have been automated and mechanized through a leasing facility of the company — RNGS-Leasingstroymash.

Rosneftegazstroy JSC has been a flagship as far as introduction of new technologies and innovations into oil and gas construction is concerned. How does this allow for optimization of investment programs?

A new century in the oil and gas construction will start off with a pending necessity to implement investment projects in the Eastern Siberia and other parts of the Asian continent. We already have and will be facing a number of alternative ways to go about investment projects, many of which require high expenditure. It is therefore crucial to have a project-optimizing vehicle, which would significantly reduce the time frames. With this in mind we have developed an automated investment-project (invest-design) system based on «intelligent» technologies. This is done by a specialized facility established by Rosneftegazstroy JSC called «RNGS — Engineering». It is responsible for the introduction of IT and expert geo IT, using artificial intelligence, integrated space/land data analysis systems as well as monitoring inventory and automation of construction operations.

Within Rosneftegazstroy JSC the Center of Computerized Market Data Analysis and Information has been established to be focusing on development and implementation of high-tech intelligent systems.

Major projects where RAO «RNGS-Holding» takes part in





Construction and Rehabilitation Works Within the Frame of Caspian Pipeline Consortium (CPC).
Client – CASPIAN PIPELINE CONSORTIUM
Terms: 1999 – 2003
First stage: construction of the 1,500 km pipeline linking the Tengiz field in Kazakhstan to the port of Novorossiysk, refurbishment of existing pipe sections, marine terminal, 1 mln. cu.m tank farm, mooring, onshore facilities.
Total cost: US $ 2.5 bill.
Construction of 18 pump booster stations.
Total cost: US $ 400 mln.
First stage – three pump booster stations with the total cost US $ 80 mln.

Rehabilitation of the Oil and Gas System and Related Infrastructure of the Caucasus.
Client – Government of the Russian Federation
Terms: 1998 – 2004
Total cost: US $ 350 mln.
Construction of oil and gas transmission systems, oil treatment/separation facilities, oil refineries and gas processing facilities.

Development of the «Beregovoe» Gas Field, Urengoy, Tumen Region.
Client – OAO «SIBNEFTEGAS»
Terms: 2001 – 2003
Total cost: US $ 260 mln.
Field development, construction of the gas separation facility, gas pipeline.

Construction of the Gas Pipeline System in Yakutiya (Republic of Sakha), Russian Federation.
Client – AK «ALROSA»
Terms: 1999 – 2004
Total cost: US $ 110 mln.
Trunk pipeline D-530 mm, distribution lines, take-off lines, the Vilui River crossing, installation of gas consumer lines in regions, etc.

Yamal — Europe Export Trunk Pipeline System.
Client – OAO «GASPROM»
Terms: 1996 – 2008
Total cost: US $ 50 bln
Laying a gas pipeline system to increase the exports of natural gas to Northern and Southern Europe, the Balkans and CIS states.
D-1420 mm, Route length-5100 km.

Residential and Commercial Development, Construction of Offices and Apartments in Moscow and Moscow Region.
Client – ROSNEFTEGAZSTROY JSC
Terms: 1999 – 2004
Total cost: US $ 110 mln.
Construction and commissioning of 110,000 sq.m of luxury apartments and class «A» office space per annum.

Construction of the Oil Refinery in Fujeirah State, UAE.
Client – ARABIAN-RUSSIAN JOINT VENTURE with RAO «Rosneftegazstroy» participation
Terms: 2001 – 2003
Total cost: US $ 420 mln.
First stage – US $ 142 mln.
Total capacity – 4 mln. tons of oil products (petrochemicals).

Route Engineering Survey, Construction of Oil and Gas Trunk Pipeline System Linking East Siberian fields with China.
Client – Government of the Russian Federation, Government of China
Terms: 1999 – 2005
Development of fields and creation of the trunk pipeline system running to China.
Total cost: US $ 12 bn.
First stage – development of the Yurubchen-Tachom field and construction of the Yurubchen-Karabula oil pipeline.
Total cost: US $ 380 mln.

Great Istanbul Water Pipeline Project (Melen), Turkey
Client – Federal Department for Hydraulic Works of Turkey
Terms: 2000 – 2002
Total cost: US $ 80 mln.
Construction of the Melen-Kindzhili Water Pipeline Section D-2,54 m, Length-69,3 km.

Sand Reclamation, Fujeirah State, UAE.
Client – Fujeirah State Government
Terms: 2001 – 2011
Total cost: US $ 1,210 mln.

High-Tech Business Centre Construction, Vivey, Switzerland.
Client – Municipality of Vivey, Switzerland
Terms: 2000 – 2003
Total cost: US $ 74 mln.
Total space: 42,450 sq. m, effective (to let) space-35,240 sq.m.

Business/Conference Centre in Athens, Greece.
Client – Citadel Development
Terms: 2000 – 2003
Total cost: US $ 85 mln.
Total space: 38,500 sq. m, effective (net)space: 31,200 sq. m.

For recordings

RNGS-Promgrazhdanstroy
14 Zhitnaya Street, Moscow,
117970, Russian Federation
tel.:
+7 (095) 239 1078
+7 (095) 239 1033
fax:
+7 (095) 239 1077
e-mail: info@rngs.ru



RNGS

RNGS ENGINEERING

RNGS HOLDING



03 MAR 14 AM 7:21

The Major Construction Company in Oil & Gas Industry of Russia

Worldwide engineering.

Project management & turn-key construction of pipelines.

Operation & maintenance of pipelines.

Construction of refinary complexes.

Construction of compressor & pump stations.

Development of Oil & Gas fields.

Construction of underground gas storage facilities.

River crossing.

Pipeline rehabilitation, pipe coating & testing.

Tank yards design.

Manufacture of steel pipe fittings: bends, elbows, T-joints, reducers, plugs, coatings, etc.

RNGS

ENGINEERING

We know secrets of SPACE images interpretation for territorial MANAGEMENT:

- *large-scale (cadastre) mapping*
- *3D modeling & analysis,*
- *pipeline engineering & 3D design,*
- *natural resources study ,*
- *ecological monitoring,*
- *emergency management.*


SOUTH AFRICA
Somerset West


EAST SIBERIA
Virtual World

We know the mystery of Virtual World presentation !!!



INTELLECT - SYSTEM
Kazakhstan
Russia
Caspian Sea
Azerbaijan
Turkmenistan
Iran
Pichovo
Miropotje
1:500 000
1:100 000
DTM
Digital maps
INFORMATION
ANALYTICAL
SYSTEM
for any part of the WORLD
Space images
KFA-1000
MK-4
MSU
Raster maps
АСТРАХАНЬ
Thematic maps
ECOLOGY
GEOLOGY
RISK MAP

ENGINEERING

INTELLECT SYSTEMS

Information Analytitical System

Regional Cartographic Data Base - the Caspian Sea Basin

100 layers of information !!!



A
Submarine channel
CASPIAN SEA
Geomorphology
Local geological structures
1:200 000
Electronic Maps
High resolution space spectrozonal images
A
Sediments
Underwater vegetation
Oil & Gas fields
Benthos
Submarine rivers
Geological structures
Geomorthology


ECOLOGICAL MONITORING
EXPERT GIS
ECOLOGY
HYDROLOGY
УСЛОВНЫЕ ОБОЗНАЧЕНИЯ
Реки пресные постоянные
Реки прёсные пересыхающие
Временные водотоки
Озера пресные с изменяющимися очертаниями береговой линии, зарастающие
Болота
Солончаки пухлые
Озера соленые и горько-соленые, незаросшие
Береговая линия на момент съемки
Границы морских и речных стоковых вод, четкие
Границы морских стоковых вод, нечеткие
Стоковые речные течения
Морские ветровые течения
Пресная водная мутная масса
Пресная водная прозрачная масса
Морская прозрачная водная масса
Застойная болотная водная масса
Граница тростниково-камышовых зарослей
SEDIMENTS
and
VEGETATION
УСЛОВНЫЕ ОБОЗНАЧЕНИЯ
Крупный песок
Средний песок
Мелкий песок
Пылеватый песок
Илистый песок
Песчаный ил
Ил
Глинистый ил
Глина
Примесь ракуши и ракушечного детрита
Подводные камни
Береговая линия
Суша
УСЛОВНЫЕ ОБОЗНАЧЕНИЯ
Руппия
Зостера
Наяда
Полисифония (Polysiphonia)
Улотрикс
Хетоморфа (Chaetomorpha)
Харовые водоросли (Chara)
Кладофора
Рдест гребенчатый
Береговая линия
Суша
Растительность отсутствует
FORESTRY
Космический снимок МСУ-Э
1:1 000 000
Space image MSU
Knowledge
BASE
Caspian
Sea
BAKU

ENGINEERING

INTELLECT - SYSTEMS

Expert GIS for INVENTORY & MONITORING

Orthophoto | Electronic/maps | Data base



GIS mapping
Scale 1: 5 000
1994
1997
1999

Data base	
Территория	202,5
- земли	183,7
- воды	18,8
- наруш. земли	58,8
- карьеры	
- свалки отходов	4,0
Населенные пункты	0,5
- отд. строения	0,3
Дороги	6
- с покрытием	210,0
- грунтовые	40,2
- временные	150,8
- мосты и дамбы	19,0
ЛЭП	5
- эл. подстанции	30,8
Нефтекомплекс	1
- трубопроводы	36,8
- нас. станции	46,4
- нефтетанки	1
- бур. вышки	2
- факелы	6
- поиск. объекты	1
- щламовые амбары	4
- кусты скважин	12
- земснаряды	14
- пульпопровод	2
- штабели песка	6,8
	4.0

Air Pollution



oil field
aerodrome

pipelines

Soil Pollution



oil field

EASTERN SIBERIA and FAR EAST
Oil & Gas pipeline projects design by RNGS


Oil and Gas
transportation
PROJECTS
Feasibility
study
SREDNEVILUISKOYE
VERKHNEVILUICHANSKOYE
Yakutsk
Skovorodino
CHINA
Nakhodka
NORTH
KOREA
KOREA
Pusan
JAPAN
Tomakomai

RNGS Engineering *offers:*

Expert GIS system

for pipeline engineering (survey, design, construction & supervision, monitoring) based on the use of remote sensing data, "know-how" images interpretation and analysis the following features:

1. Engineering geodesy and cartography:
   - topography, bathymetry,
   - geodetic net, infrasructure,
   - land-use and cadastrial data.
2. Geology:
   - general geology,
   - tectonics, neotectonics,
   - mineral resources,
   - geological processes.
3. Engineering geology:
   - quarternarary,
   - geomorphology and drainage,
   - lithological consistence of soil,
   - engineering geological processes.
4. Geocryology:
   - thermocarst,
   - technogenesis,
   - thermal erosion.
5. Engineering-hydrometeorology:
   - characteristics of swamps and rivers,
   - river banks, erosion, mud flows,
   - hydromorphological map for river crossings.
6. Geoecology:
   - ecological conditions,
   - anthropogenic changes,
   - soil and vegetation conditions,
   - ecological forecasting,
   - recomendations.
7. Categories of the pipe-line sections:
   - loads (permanent, temporary, short term, specific),
   - corrosion protection.
8. Technical specifications of the pipe-line (strength caracteristics) for:
   - subsurface lines,
   - surface lines,
   - underwater crossing.
9. Feasibility study.
10. Environment Impact Assessment:
    - risk maps (areas of hazard intensivity, reiteration, probabilitty),
    - local monitoring,
    - forecasting of changes,
    - preventive measures.


Geologic genetic complexes (loose rock, semi rock, rock)

IMAGES


Ангара
Карабула

3D MODELS


Ангара
Карабула

PRODUCTS (GeoEngineering Map, Profile, GeoEcological Characteristics)

Neotectonic deformation (active)

2D MODELS


Geology
Orthophoto / Topography
Categories of sections
III
V
IV
III
Profile
Geology

PIPELINE PROFILE

DOCUMENTATION


Color anomaly, flatness differences correlated with forms of flora and their density
Geocryology:
- perennially frozen,
- ground (PFG),
- development.
eomorphologic characteristics
ypes, structural elements)
Depth of melting.
Temperature of PFG.
Cryopeg.
Temperature field anomaly.
Подкаменная Тунгуска
Geo/Hydrochemical "traps" and "bar
- surface type (phisionomics),
- types hidden from strait ana
(decipient types),
- real, geoecological conditior
of the territory.
EAST SIBERIA
317 km Oil Pipeline proje
design by RNGS
Подкаменная Тунгуска
Technosphere
anrthropogenic
Sources of technogenic disturbances: type & forms
Landscapes
Scales 1:100 000 - 1:500
Ю → С
III
IV
IV
Swamps:
- types,
- regime.
Angara
Hydrogeologic conditions:
- aquifer and aquiferous complexes,
- level of ground waters,
- underground water regime,
- output of ground water.
Waterflows (regime, parameters).
Water bodies.
Shallow water process (silt load, turbidity, bio- and mineral sediments accumulation.
Areas of pollution spread
Karabul


Sections 9 8 7 6 5 4 3 2 1
Categories III II III II III IV III II II I
Export GIS for 3D GeoEngineering based on Remote Sensing Images Interpretation
Log
Distances 10668 8898 7543 6225 5558 3200 2090 1890 0 M
800
400
0 M
Well N 7
Original scale 1:10 000
RUSSIA
YURUBCHENO-TOKHOMSKOYE
VERKHNECHONSKOYE
PAYIGINSKOYE
SOBINSKOYE
DULISMINSKOYE
YARAKTINSKOYE
KAVYKTINSKOYE
Severo-yeniseysk
Yeniseysk
Lesosibirsk
Kardbula
Tomsk
Kansk
N. Poima
Achinsk
Krasnoyarsk
Novokuznetsk
Angarsk
Irkutsk
Ulan-Ude
KAZAHSTAN
MONGOLIA
OIL PIPES
- Existing
- Projects
- Alternatives
GAS PIPES
- Existing
- Projects
- Alternatives
- Cities & Towns
- Oil & Gas production plants
- Progect Oil & Gas production plants
- Gas field
- Gas & Oil field


INVENTORY
URENGOY
oil field
Geological structures
senoman
valangin
Roads
main roads
railway road
other roads
Pipelines
Power line
Oil and gaz sites
gaz site
gaz condensate site
oil sites
wells
torch
INTELLECT SYSTEMS


Volga
Volgograd

Expert GIS for ecological monitoring has been developed by

RNGS ENGINEERING

It gives the opportunity to manage the environment:

- to monitor changes (desertification, soil degradation, droughts, pollution)
- to control floods
- to plan urban & rural development
- to protect the coastal legacy
- to forecast and prevent critical situations.

We offer a new technology - our own a rapid, economically effective approach to industrial and ecological monitoring


Ecological situation
%
47 - stressed
- satisfactory
18 - favourable
13 - critical
7
5 - crisis-ridden
10 - Waters
Волгоградское водохранилище
ВОЛГОГРАД
Волга
Scales:
1:100 000-1:25 000

Ecological zoning of Volgograd agglomeration

INTELLECT SYSTEMS

ENGINEERING

Expert GIS for PIPELINE ENGINEERING and ENVIRONMENT IMPACT ASSESSMENT


RISKS MAP


Zoning &
classification
Seismo-
tectonics
Topography &
geomorphology
3D Modeling
АНГАРСК
ИРКУТСК
оз. БАЙКАЛ
2031 m
Цакир
МОНГОЛИЯ
290 km
340 km
Профиль трассы "Ангарск- Цакир" 290 км


Single-pile pipeline support
Expert Pipeline Design System
Four-piles anchorage
Plate anchorage
Two-ground piles pipeline support
3D Design

ENGINEERING

INTELLECT - SYSTEMS

3D PIPELINE DESIGN

Ground Pipelines

River Crossing



INTELLECT - SYSTEMS

ENGINEERING

Presentation of VIRTUAL WORLD

PIPELINE ENGINEERING

River Crossing



Horizontal drilling DESIGN

GeoEngineering

(Cross-sections)





Drilling pilot hole
Cutting & reaming
Finishing hole & pipeline pull-in


ГОСУДАРСТВЕННАЯ
НА ОСУЩЕСТВЛЕНИЕ СТРОИТЕЛЬН
Обществу с ограниченной ответственностью
ПЕРЕЧЕНЬ


SPACE IMAGE
KFA-1000
LEBANON
Falougha
Orthophotos
KVR-1000

RAO RNGS HOLDING

RNGS ENGINEERING

Zitnaya 14, 117970, Moscow, Russia

phone: +7-(095)-238-7401

fax: +7-(095)-238-7177

E-mail: alexis@online.ru




НЕФТЬ ГАЗ
НЕФТЬ И БИЗНЕС
These are just a few publications on the subject